SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission file number 000-28884

Eltek Ltd.

(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Eltek Ltd. Announces Results of Annual General Meeting

At the Annual General Meeting of shareholders held today, August 11, 2026, the following resolutions set forth in the proxy statement filed under Form 6-K on July 2, 2026 (the “Proxy Statement”), were duly adopted:

1.	Re-election of Messrs. Yitzhak Nissan, Mordechai Marmorstein, Erez Meltzer and Ms. Revital Cohen-Tzemach, to the Company’s Board of Directors (the “Board”), to serve until the next annual general meeting of the shareholders and until their successors have been duly elected and qualified;

2.	Election of Mr. Amit Foox as an external director for a three (3)-year term, effective as of August 11, 2026;

3.	Extension of the exculpation letter granted to Ms. Revital Cohen-Tzemach, as described in the Proxy Statement;

4.	Extension of the indemnification letter granted to Ms. Revital Cohen-Tzemach, as described in the Proxy Statement;

5.	Re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the year ending December 31, 2026 and for such additional period until the next annual general meeting of shareholders, and to authorize the Board to approve their compensation.

For additional details please refer to the Proxy Statement.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd.
(Registrant)

By:	By: /s/ Yitzhak Nissan
Yitzhak Nissan Chairman of the Board of Directors

Dated: August 11, 2026